September 13, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Mr. H. Roger Schwall
Assistant Director

	RE:	Superior Energy Services, Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-34037
Dear Mr. Schwall:
     By letter dated August 31, 2010, the Staff provided to Superior Energy Services, Inc. a comment in response to our letter dated July 21, 2010, which was in response to the Staff’s letter dated June 20, 2010, with respect to its review of our Annual Report on Form 10-K for Fiscal Year ended December 31, 2009. Our response to the Staff’s letter is contained herein. In responding to the comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.
General
1.	We note your response to comment 1 in our letter dated June 30, 2010 and the Schedule 1 — Locations of International Operations attached to your July 21, 2010 response letter. While it is appropriate to report on a segment basis consistent with Item 101 of Regulation S-K, that segment reporting determination should not conflict with your determination and identification of certain geographical units you utilize in organizing and describing your operations. Therefore, please include in an appropriate place in your future filings the list of the specific countries outside of the United States in which you operate and make sure to utilize descriptive terms referencing such geographic units in a consistent manner.

U.S. Securities and Exchange Commission
Mr. H. Roger Schwall
September 13, 2010

Response: In our future filings, we will list each of the specific countries outside of the United States in which we have or during the applicable period had a physical location, and identify those countries as countries in which we operate. In addition, we will continue to identify by geographic region the international locations that we provide services and equipment, but may not have a physical location within each of the countries included within such region. For example, we receive several orders for services and equipment to be performed or used in countries where we do not have a physical location. In those instances, we attribute the revenue to the country where the services or equipment will be provided, and not the country where the personnel performing the services or equipment to be used originates. We believe this disclosure provides our investors a better understanding of the breadth and scope of our business. Finally, we will use descriptive terms referencing our geographic units based on operations and transaction of business consistently throughout the filings. Operations and business transacted outside the United States will be referred to as “international operations.”
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     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (504) 587-7374.
Sincerely,

/s/ William B. Masters
William B. Masters
Executive Vice President and
   General Counsel

cc:	Terence E. Hall David D. Dunlap